Exhibit 99.1

JBS N.V.

MATERIAL FACT

INDONESIA SOVEREIGN FUND INVESTS USD$2.5 BILLION IN JOINT VENTURE WITH JBS

JBS N.V. (“JBS” – NYSE: JBS; B3: JBSS32) informs its shareholders and the market that its subsidiary, JBS USA Holding Lux S.à.r.l. (“JBS Holding”) and PT Danantara Investment Management, the investment arm of Indonesia’s sovereign wealth fund (“DIM” and, together with JBS Holding, the “Parties”), entered into a partnership to pursue investment opportunities in the protein production sector in Indonesia, other South-East Asian markets, Australia and New Zealand, regions which currently account for approximately 745 million people, or 9.2% of the global population.

The joint venture expects to pursue investments in greenfield, brownfield and acquisitions in the protein production sector across Indonesia, other Southeast Asian markets, Australia and New Zealand.

The agreements entered into in connection with the partnership (the “Transaction Documents”) include the following key terms, subject to the satisfaction of certain customary conditions:

(i)	JBS will contribute 100% of its equity interest in its Australia and New Zealand businesses into a wholly-owned Dutch holding company (the “Joint Venture Company”) prior to completion of the transaction (“Completion”);

(ii)	DIM will subscribe for 25% of the shares in the Joint Venture Company for an aggregate investment of USD 2,500,000,000 (the “DIM Investment”). The DIM Investment will consist of an initial amount of USD 800,000,000 at Completion (approximately 9.64% of the shares in the Joint Venture Company), with the remainder invested up to three years thereafter; and

(iii)	following the full DIM Investment, the Joint Venture Company is expected to raise up to USD 2,500,000,000 of external debt financing, bringing the partnership’s expected aggregate capital raise up to USD 5,000,000,000.

DIM Investment – Share Adjustment

Once DIM has concluded the entire DIM Investment in the Joint Venture Company, if the 2026-2027 average EBITDA of the Joint Venture Company is lower than its 2025 EBITDA, DIM shall be entitled to compensatory shares, provided that in no event DIM’s aggregate participation in the Joint Venture Company shall exceed 30% as a result of this the share adjustment.

Governance of the Joint Venture Company

The Joint Venture Company will be governed by a one-tier board of up to seven directors (the “Board”), comprising, as from Completion, two executive directors nominated by JBS and five non-executive directors (three nominated by JBS and two nominated by DIM).

For governance and economic interest purposes, during the first three years following Completion, DIM will be deemed to have a 25% participation in the Joint Venture Company, provided its actual participation is above 7.5%. After this three-year period, the Parties’ respective governance rights will be determined by their actual respective shareholdings.

Certain material corporate decisions of the Joint Venture Company are subject to DIM’s (or its Board representatives’) affirmative vote. These include minority protection rights common to transactions of this nature, such as new share issuances, corporate restructurings, the incurrence of debt above an agreed leverage ratio, the disposal of material assets and liquidation and dissolution.

Acquisitions in the Protein Sector

The proceeds from the DIM Investment will be used in accordance with an acquisition plan to be prepared by the Board (the “Acquisition Plan”). For the three years following Completion, DIM may be called upon to fund investment opportunities identified under the Acquisition Plan out of its remaining USD 1,700,000,000 commitment.

The Acquisition Plan will set out the criteria, timeline and phasing for deployment of the DIM Investment as follows:

(i)	For the first two years following Completion, the DIM Investment may only be used to fund greenfield investments, acquisitions of, or investments into, new or existing businesses operating in the protein production sector in Indonesia.

(ii)	After this two-year period, the remaining DIM Investment may be used for a wider range of investment opportunities and growth purposes, including new or existing businesses in the protein production sector in all of Southeast Asia, Australia and New Zealand or for capital expenditure on greenfield or brownfield projects in these jurisdictions.

Exit under the Shareholders’ Agreement

The Parties have agreed a mutual five-year lock up on their respective shares in the Joint Venture Company. Upon expiration of the lock-up period, customary share transfer arrangements apply, including a right of first offer, drag-along rights for JBS and tag-along rights for DIM.

The Parties intend to pursue an initial public offering of the Joint Venture Company. After the 6th anniversary of Completion, if the IPO has not occurred, DIM has the right to elect, in up to two opportunities, to exchange all or part of its shares in the Joint Venture Company for newly issued JBS shares (the “Exchange Right”), subject to the following conditions:

(i)	if DIM’s first exercise of the Exchange Right reduces its participation in the Joint Venture Company below 20%, DIM must exercise the Exchange Right a second time within the following three years, exchanging all its remaining shares in the Joint Venture Company for JBS shares;

(ii)	the value of DIM’s shares upon the exercise of the Exchange Right will be based on the Joint Venture Company’s LTM EBITDA and a multiple equal to the JBS EBITDA multiple, and the number of JBS shares issued will be based on the weighted average price of JBS shares on the NYSE over the 90 trading days before exercise; and

(iii)	the Exchange Right expires at the earlier of (a) 12 years after Completion or (b) an initial public offering of the Joint Venture Company.

Transaction Conditionality

Completion remains subject to and is conditioned upon (i) obtention of required regulatory approvals; (ii) completion of JBS’s contribution of its Australia and New Zealand business to the Joint Venture Company; and (iii) completion of other customary closing conditions.

Accordingly, there can be no assurance as to the timing of the partnership or whether it will occur as currently contemplated or at all.

Amstelveen, August 7th, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Forward-Looking Statements

This notice contains certain statements, including statements relating to business plans and objectives, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations, as well as the risk factors discussed in the Annual Report on Form 20-F, dated March 25, 2026 and filed by the Company with the United States Securities and Exchange Commission. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

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